Filed pursuant to Rule 433 Registration Statement No. 333-283672 Dated August 25, 2025

UBS AG Trigger Autocallable Yield Notes

Linked to the common stock of MongoDB, Inc. due on or about August 30, 2029

This document provides a summary of the terms of the Trigger Autocallable Yield Notes (the “Notes”). Investors should carefully review the accompanying preliminary pricing supplement for the Notes, the accompanying product supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The Notes do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of the underlying asset and must be willing to accept the risk of not receiving any contingent coupons over the term of the Notes. The Notes are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the Notes are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

Summary of Preliminary Terms
Issuer:	UBS AG London Branch (“UBS”)
Principal Amount:	$1,000 per Note
Term:

Approximately 4 years, unless subject to an automatic call. In the event that we make any change to the expected trade date and settlement date, the calculation agent may adjust the observation dates (including the final valuation date) and coupon payment dates (including the maturity date) to ensure that the stated term of the Notes remains the same.

Underlying Asset	The common stock of MongoDB, Inc.
Trade Date	Expected to be August 27, 2025
Settlement Date	Expected to be August 29, 2025
Coupon Payment Dates	Quarterly
Observation Dates	Quarterly (beginning after 12 months) (as set forth in the accompanying preliminary pricing supplement)
Final Valuation Date	Expected to be August 27, 2029*
Maturity Date	Expected to be August 30, 2029*
Coupon Rate	10.15% per annum
Initial Level	The closing level of the underlying asset on the trade date.
Call Threshold Level	100% of the initial level. The actual call threshold level will be determined on the trade date.
Downside Threshold	50% of the initial level. The actual downside threshold will be determined on the trade date.
Final Level	The closing level of the underlying asset on the final valuation date.
Underlying Return	The quotient, expressed as a percentage, of the following formula: Final Level – Initial Level Initial Level
Underwriting Discount**	$31.00 (3.10%) per Note.
CUSIP / ISIN	90309KH23 / US90309KH232
Estimated Initial Value	Expected to be between $917.80 and $947.80 per Note. See “Key Risks” in the preliminary pricing supplement.
Pricing Supplement	http://www.sec.gov/Archives/edgar/data/1114446/000183988225046323/ubs_424b2-25762.htm

* Subject to postponement for market disruption events and non-trading days, as applicable, as described in the accompanying preliminary pricing supplement.

** See “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)” in the accompanying preliminary pricing supplement.

Features

Automatic Call Feature

UBS will automatically call the Notes if the closing level of the underlying asset on any observation date (beginning after 12 months) prior to the final valuation date is equal to or greater than the call threshold level.

If the Notes are subject to an automatic call, UBS will pay you on the coupon payment date following such observation date (the “call settlement date”) a cash payment per Note equal to the principal amount plus the coupon otherwise due on such date (the “call settlement amount”). Following an automatic call, no further payments will be made on the Notes.

Coupon Payments

UBS will pay interest on the principal amount of the Notes in arrears in equal installments on each coupon payment date (including the maturity date) regardless of the performance of the underlying asset, unless the Notes have been subject to an automatic call.

The coupon is a fixed amount based upon equal periodic installments at a per annum rate (the “coupon rate”). The table below sets forth the coupon rate and coupon for each Note that would be paid on each coupon payment date on which the Notes are still outstanding. The total coupon payable will be based on the duration of the Notes.

Coupon Rate	10.15% per annum
Coupon	$25.375

Payment at Maturity (per Note)

If the Notes are not subject to an automatic call and the final level is equal to or greater than the downside threshold, UBS will pay you a cash payment equal to:

Principal Amount of $1,000

If the Notes are not subject to an automatic call and the final level is less than the downside threshold, UBS will pay you a cash payment that is less than the principal amount, if anything, equal to:

$1,000 × (1 + Underlying Return)

In this scenario, you will suffer a percentage loss on your initial investment equal to the underlying return and, in extreme situations, you could lose all of your initial investment.

UBS SECURITIES LLC

You will find a link to the accompanying preliminary pricing supplement for the Notes above and links to the accompanying product supplement and accompanying prospectus for the Notes under “Additional Information about UBS and the Notes” in the preliminary pricing supplement, which you should read and understand prior to investing in the Notes.

UBS has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, and the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Selected Risk Considerations

The risks set forth below are discussed in more detail in the “Key Risks” section in the preliminary pricing supplement. Please review those risks, along with the additional risks discussed in the accompanying product supplement and accompanying prospectus, before making an investment decision.

Risks Relating to Return Characteristics

♦Risk of loss at maturity — The Notes differ from ordinary debt securities in that UBS will not necessarily repay the full principal amount of the Notes at maturity. If the Notes are not subject to an automatic call and the final level is less than the downside threshold, you will lose a percentage of your principal amount equal to the underlying return and in extreme situations, you could lose all of your initial investment.

♦The stated payout from the issuer applies only if you hold your Notes to maturity

♦Your potential return on the Notes is limited to the coupon payments, you will not participate in any appreciation of the underlying asset and you will not receive dividend payments on the underlying asset or have the same rights as holders of the underlying asset

♦A higher coupon rate or lower downside threshold may reflect greater expected volatility of the underlying asset, and greater expected volatility generally indicates an increased risk of loss at maturity

♦The Notes may be subject to an automatic call and are subject to reinvestment risk

Risks Relating to Characteristics of the Underlying Asset

♦Single equity risk

♦There can be no assurance that the investment view implicit in the Notes will be successful

♦There is no affiliation between the underlying asset issuer and UBS, and UBS is not responsible for any disclosure by such issuer

Estimated Value Considerations

♦The issue price you pay for the Notes will exceed their estimated initial value

♦The estimated initial value is a theoretical price; the actual price at which you may be able to sell your Notes in any secondary market (if any) at any time after the trade date may differ from the estimated initial value

♦Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Notes as of the trade date

Risks Relating to Liquidity and Secondary Market Price Considerations

♦There may be little or no secondary market for the Notes

♦The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements

♦Economic and market factors affecting the terms and market price of Notes prior to maturity

♦Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices

Risks Relating to Hedging Activities and Conflicts of Interest

♦Potential conflicts of interest

♦Following certain events, the calculation agent can make adjustments to the underlying asset and the terms of the Notes that may adversely affect the market value of, and return on, the Notes

♦Potential UBS impact on price

♦Potentially inconsistent research, opinions or recommendations by UBS

Risks Relating to General Credit Characteristics

♦Credit risk of UBS

♦The Notes are not bank deposits

♦If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Notes and/or the ability of UBS to make payments thereunder

Risks Relating to U.S. Federal Income Taxation

♦Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “What Are the Tax Consequences of the Notes?” in the preliminary pricing supplement and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Investment Units Containing a Debt Instrument and a Put Option Contract”, in the accompanying product supplement.

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